[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

March 12, 2007

VIA EDGAR AND EMAIL

Ms. Julia E. Griffith, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:                             MacDermid, Incorporated (the “Company”)
Schedule 13E-3 Amendment No. 1
File No. 005-15786
Schedule PREM14A
File No. 001-13889
Filed February 27, 2007 by MacDermid et al.

Dear Ms. Griffith:

Reference is made to the Schedule 14A, initially filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2007 and amended by Amendment No. 1 to the Company’s Schedule 14A filed February 27, 2007 (as amended, the “Schedule 14A”) of MacDermid, Incorporated (the “Company”), together with the Company’s Schedule 13E-3,

Ms. Julia E. Griffith, Esq.
Securities and Exchange Commission

March 12, 2007

initially filed with the Commission on January 12, 2007 and amended by Amendment No. 1 to the Company’s Schedule 13E-3 filed February 27, 2007 (as amended, the “Schedule 13E-3”).

Set forth below are the responses of the Company to the comments of the staff of the Commission with respect to Amendment No. 1 to the Company’s Schedule 13E-3 and Amendment No. 1 to the Company’s Schedule 14A given by letter dated March 9, 2007.  Each response follows the text of the comment to which it relates.  Included with this letter are pages from the current draft of the Schedule 14A reflecting changes we would propose to make in a definitive filing, including in response to the comments set forth below.

Schedule 14A

General

1.                                       Marked copies of the proxy amendment were not filed as required by Rule 14a-6(h).  Please ensure that the amended proxy statement filed on February 27, 2006 will comply with this requirement.  In addition, please confirm that future filings will comply with this filing requirement.

In response to the staff’s comment, the Company confirms that future filings of the proxy statement will be marked to indicate changed text.  With respect to the February 27, 2007 filing, we have separately filed as correspondence a copy of the Amendment No. 1 to the Company’s Schedule 14A filed February 27, 2007, in a format that includes revision tags, as requested.

2.                                       We note the response to prior comment number four.  Revise the proxy statement to affirmatively disclose the names of the natural persons and entities who have been identified as the participants are in this proxy solicitation.  See Item 4(a)(1) and (2) of Schedule 14A.  In addition, provide the balance of the disclosure required by Item 4(a).

In response to the staff’s comment, the Company has revised the disclosure on page 50 of the Schedule 14A.  The remaining reference to officers and employees (other than Mr. Leever) who may solicit proxies from shareholders of the Company will be persons acting solely in their capacity as regularly employed officers and employees of the Company, who would not be deemed participants in the solicitation by virtue of Instruction 3(b)(iv) to Item 4 of Schedule 14A.

3.                                       The cover page of the Schedule 14A only indicates that the registrant is filing the proxy statement.  Advise us, with a view toward revised disclosure, why the participants have not been identified on the cover page of Schedule 14A as persons other than the issuer filing the proxy statement.

Please see response to Comment 2 above.

Ms. Julia E. Griffith, Esq.
Securities and Exchange Commission

March 12, 2007

4.                                       We have reviewed the response and amended disclosure provided in reply to comment number 12.  Advise us, with a view toward revised disclosure, how the filing persons other than MacDermid, complied with prior comment number 12.  See Instruction 2 to Item 1014(b) of Regulation M-A.  In addition, please advise, with a view toward revised disclosure, how MacDermid addressed MacDermid’s going concern value as it relates to MacDermid’s substantive fairness determination.

The Company believes each filing person has fully complied with the disclosure requirements that were the subject of prior comment 12.  As noted in prior comment 12, adopting the analysis of another party is permitted.  Mr. Leever’s position as to the fairness of the merger is set forth on page 29 of the Schedule 14A and, in addition to the several specific factors he considered, it includes a statement that he adopted the analysis of the special committee and the board of directors with respect to these matters.  Likewise, the comparable section for ParentCo, MergerCo and the Sponsors (which, by definition, includes Mr. Silvestri) includes among other things a statement that they adopted Mr. Leever’s analysis.

With respect to the comment regarding MacDermid addressing going concern value, the Company has revised the disclosure on page 19 of the Schedule 14A to clarify that the special committee’s adoption of Merrill Lynch’s analysis and opinion also related to its assessment of the value of the Company as a going concern.

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Should any members of the staff have any questions regarding the foregoing, please feel free to contact the undersigned or Lawrence S. Makow of Wachtell, Lipton, Rosen & Katz at (212) 403-1000.

Sincerely,

/s/ Matthew M. Guest
Matthew M. Guest

cc:	John L. Cordani, Esq.
MacDermid, Incorporated

G. Daniel O’Donnell, Esq.
Geraldine A. Sinatra, Esq.

Dechert LLP